Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-183750 of our report dated March 22, 2006 (November 13, 2006 as to the computation and disclosure of earnings per share and the effects of retroactive presentation of the stock split as discussed in Note 17) relating to the consolidated financial statements of Coleman Cable, Inc. and subsidiaries appearing in the Prospectus, which is part of this Registration Statement.
     We also consent to the reference to us under the headings “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
February 8, 2007